SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2024:

(X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				29,421,091
ADR		Common				0,00
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Direct with the Company	Delivery Restricted Shares	01	4,786,508	12.73	60,932,246.84
Shares	Common	Direct with the Company	Delivery Restricted Shares	03	59,595	13.25	789,633.75
Shares	Common	Direct with the Company	Delivery Restricted Shares	09	2,793,321	14.22	39,721,024.62
Shares	Common	Direct with the Company	Delivery Restricted Shares	13	176,209	13.10	2,308,337.90
Shares	Common	Direct with the Company	Delivery Restricted Shares	20	78,647	12.23	961,852.81
Shares	Common	UBS Corretora	Purchase	20	500	12.01	6,005.00
Shares	Common	UBS Corretora	Purchase	20	22,100	12.02	265,642.00
Shares	Common	UBS Corretora	Purchase	20	24,900	12.03	299,547.00
Shares	Common	UBS Corretora	Purchase	20	14,100	12.04	169,764.00
Shares	Common	UBS Corretora	Purchase	20	33,600	12.05	404,880.00
Shares	Common	UBS Corretora	Purchase	20	483,500	12.06	5,831,010.00
Shares	Common	UBS Corretora	Purchase	20	155,700	12.07	1,879,299.00
Shares	Common	UBS Corretora	Purchase	20	108,600	12.08	1,311,888.00
Shares	Common	UBS Corretora	Purchase	20	122,500	12.09	1,481,025.00
Shares	Common	UBS Corretora	Purchase	20	617,800	12.10	7,475,380.00
Shares	Common	UBS Corretora	Purchase	20	104,700	12.11	1,267,917.00
Shares	Common	UBS Corretora	Purchase	20	73,800	12.12	894,456.00
Shares	Common	UBS Corretora	Purchase	20	169,100	12.13	2,051,183.00
Shares	Common	UBS Corretora	Purchase	20	47,900	12.14	581,506.00
Shares	Common	UBS Corretora	Purchase	20	500,500	12.15	6,081,075.0
Shares	Common	UBS Corretora	Purchase	23	19,100	12.00	229,200.00
Shares	Common	UBS Corretora	Purchase	23	168,600	12.01	2,024,886.00
Shares	Common	UBS Corretora	Purchase	23	126,800	12.02	1,524,136.00
Shares	Common	UBS Corretora	Purchase	23	181,100	12.03	2,178,633.00
Shares	Common	UBS Corretora	Purchase	23	61,500	12.04	740,460.00
Shares	Common	UBS Corretora	Purchase	23	147,600	12.05	1,778,580.00
Shares	Common	UBS Corretora	Purchase	23	36,900	12.06	445,014.00
Shares	Common	UBS Corretora	Purchase	23	72,100	12.07	870,247.00
Shares	Common	UBS Corretora	Purchase	23	99,100	12.08	1,197,128.00
Shares	Common	UBS Corretora	Purchase	23	161,800	12.09	1,956,162.00
Shares	Common	UBS Corretora	Purchase	23	78,700	12.10	952,270.00
Shares	Common	UBS Corretora	Purchase	23	9,900	12.11	119,889.00
Shares	Common	UBS Corretora	Purchase	23	45,000	12.12	545,400.00
Shares	Common	UBS Corretora	Purchase	23	1,700	12.13	20,621.00
Shares	Common	UBS Corretora	Purchase	23	26,100	12.15	317,115.00
Shares	Common	UBS Corretora	Purchase	23	176,700	12.16	2,148,672.00
Shares	Common	UBS Corretora	Purchase	23	307,600	12.17	3,743,492.00
Shares	Common	UBS Corretora	Purchase	23	425,900	12.18	5,187,462.00

Shares	Common	UBS Corretora	Purchase	23	72,700	12.19	886,213.00
Shares	Common	UBS Corretora	Purchase	23	2,000	12.20	24,400.00
Shares	Common	UBS Corretora	Purchase	23	2,700	12.21	32,967.00
Shares	Common	UBS Corretora	Purchase	23	1,700	12.22	20,774.00
Shares	Common	UBS Corretora	Purchase	23	1,800	12.23	22,014.00
Shares	Common	UBS Corretora	Purchase	23	8,700	12.24	106,488.00
Shares	Common	UBS Corretora	Purchase	23	1,500	12.25	18,375.00
Shares	Common	UBS Corretora	Purchase	23	6,700	12.26	82,142.00
Shares	Common	UBS Corretora	Purchase	23	9,100	12.27	111,657.00
Shares	Common	UBS Corretora	Purchase	23	20,100	12.28	246,828.00
Shares	Common	UBS Corretora	Purchase	23	14,000	12.29	172,060.00
Shares	Common	UBS Corretora	Purchase	23	186,700	12.30	2,296,410.00
Shares	Common	UBS Corretora	Purchase	27	8,300	11.98	99,434.00
Shares	Common	UBS Corretora	Purchase	27	52,700	11.99	631,873.00
Shares	Common	UBS Corretora	Purchase	27	266,500	12.00	3,198,000.00
Shares	Common	UBS Corretora	Purchase	27	54,200	12.01	650,942.00
Shares	Common	UBS Corretora	Purchase	27	241,000	12.02	2,896,820.00
Shares	Common	UBS Corretora	Purchase	27	42,800	12.03	514,884.00
Shares	Common	UBS Corretora	Purchase	27	85,900	12.04	1,034,236.00
Shares	Common	UBS Corretora	Purchase	27	33,200	12.05	400,060.00
Shares	Common	UBS Corretora	Purchase	27	21,200	12.06	255,672.00
Shares	Common	UBS Corretora	Purchase	27	46,300	12.07	558,841.00
Shares	Common	UBS Corretora	Purchase	27	11,300	12.08	136,504.00
Shares	Common	UBS Corretora	Purchase	27	11,300	12.11	136,843.00
Shares	Common	UBS Corretora	Purchase	27	325,100	12.12	3,940,212.00
Shares	Common	UBS Corretora	Purchase	27	105,400	12.13	1,278,502.00
Shares	Common	UBS Corretora	Purchase	27	159,400	12.14	1,935,116.00
Shares	Common	UBS Corretora	Purchase	27	191,900	12.15	2,331,585.00
Shares	Common	UBS Corretora	Purchase	30	2,300	11.85	27,255.00
Shares	Common	UBS Corretora	Purchase	30	27,200	11.86	322,592.00
Shares	Common	UBS Corretora	Purchase	30	290,900	11.87	3,452,983.00
Shares	Common	UBS Corretora	Purchase	30	8,700	11.88	103,356.00
Shares	Common	UBS Corretora	Purchase	30	5,600	11.89	66,584.00
Shares	Common	UBS Corretora	Purchase	30	5,400	11.90	64,260.00
Shares	Common	UBS Corretora	Purchase	30	125,300	11.91	1,492,323.00
Shares	Common	UBS Corretora	Purchase	30	5,300	11.92	63,176.00
Shares	Common	UBS Corretora	Purchase	30	17,500	11.95	209,125.00
Shares	Common	UBS Corretora	Purchase	30	182,500	11.96	2,182,700.00
Shares	Common	UBS Corretora	Purchase	30	82,200	11.97	983,934.00
Shares	Common	UBS Corretora	Purchase	30	31,500	11.98	377,370.00
Shares	Common	UBS Corretora	Purchase	30	44,200	11.99	529,958.00
Shares	Common	UBS Corretora	Purchase	30	571,300	12.00	6,855,600.00
Shares	Common	UBS Corretora	Purchase	30	59,100	12.01	709,791.00
Shares	Common	UBS Corretora	Purchase	30	36,500	12.02	438,730.00
Shares	Common	UBS Corretora	Purchase	30	20,300	12.03	244,209.00
Shares	Common	UBS Corretora	Purchase	30	1,400	12.04	16,856.00
Shares	Common	UBS Corretora	Purchase	30	2,300	12.05	27,715.00
Shares	Common	UBS Corretora	Purchase	30	1,400	12.06	16,884.00
Shares	Common	UBS Corretora	Purchase	30	5,400	12.07	65,178.00
Shares	Common	UBS Corretora	Purchase	30	4,600	12.08	55,568.00
Shares	Common	UBS Corretora	Purchase	30	8,400	12.09	101,556.00
Shares	Common	UBS Corretora	Purchase	30	29,100	12.10	352,110.00
Shares	Common	UBS Corretora	Purchase	30	48,800	12.11	590,968.00
Shares	Common	UBS Corretora	Purchase	30	20,700	12.12	250,884.00
Shares	Common	UBS Corretora	Purchase	30	6,300	12.13	76,419.00
Shares	Common	UBS Corretora	Purchase	30	10,600	12.14	128,684.00
Shares	Common	UBS Corretora	Purchase	30	15,900	12.15	193,185.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				29,807,211
ADR		Common				0,00

(1)	When filling in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)	Quantity multiplied by price,

(*)	Each ADR is equivalent to 1 (one) share,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2025

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer